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SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC 20549

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FORM 6-K

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

File No. 0-17140

For October 11, 2002

Song Networks N.V.

(Translation of registrant's name into English)

Blak 16,

3011 TA Rotterdam, The Netherlands

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F...x.... Form 40-F.......

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes.......No...x...

Exhibits

  Pressrelease, dated October 10, 2002

Press Release

Stockholm October 10, 2002

Song Networks' wholly owned subsidiary, Song Networks N.V., files Suspension of Payments and a Pre-Negotiated Restructuring Plan (Akkoord) in The Netherlands.

Song Networks Holding AB (Stockholmsbörsen: SONW) ("Song Networks") announced today that its wholly owned subsidiary, Song Networks N.V., filed a suspension of payments (Surseance) in The Netherlands. At the same time, Song Networks N.V. submitted to the Dutch court its proposed plan of composition on which agreement has been reached with an ad hoc committee of holders of Song Networks N.V. Senior Notes.

For further information, please contact:
Song Networks Holding AB Tomas Franzén, Chief Executive Officer Phone: +46 8 5631 0111 Mobile: +46 701 810 111 tomas.franzen@songnetworks.net	Song Networks Holding AB Jenny Moquist, Investor Relation Manager Phone: +46 8 5631 0219 Mobile: +46 701 810 219 jenny.moquist@songnetworks.net

About Song Networks, formerly Tele1 Europe, (Stockholmsbörsen: SONW) Song Networks is a data and telecommunications operator with activities in Sweden, Finland, Norway and Denmark. The Company's business concept is to offer the best broadband solution for data communication, internet and voice to businesses in the Nordic region. This means that Song Networks supplies communication solutions that are attractively customized for each corporate customer. Song Networks is currently the only pan Nordic operator investing in local access networks with broadband capacity. The Company has built local access networks in the largest cities in the Nordic region. The access networks, which are linked by a long-distance network is one of the fastest data and internet super-highways in Europe, with an initial capacity for customers of up to one gigabit. The Company was founded in 1995 in Sweden and has approximately 1,000 employees. The head office is located in Stockholm and there are an additional 34 offices located in the Nordic region. For further information, please visit our website at

www.songnetworks.net

Certain statements contained in this press release contain "forward-looking statements" within the meaning of the U.S. federal securities law. Such statements are based on the current expectations of the management of Song Networks Holding AB only, and performance is subject to risks, uncertainties and other factors that could cause actual results to differ materially from these statements. Such risks include, but are not limited to, adverse regulatory, technological or competitive developments; decline in demand for the company's services or products; inability to timely develop, introduce and market new technologies, products and services; pricing pressures resulting from competition; unforeseen construction delays; and the inability to successfully manage systems failures or shutdowns and service interruptions or reduced services to customers. For a more detailed discussion of such risks and uncertainties affecting the company, please refer to Song Networks Holding AB's reports that are filed from time to time with the U.S. Securities and Exchange Commission, including the company's annual report on Form 20-F and reports on Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 11, 2002 By: /s/ Tomas Franzén

Name: Tomas Franzén

Title: President and Chief Executive Officer